Filed by AMR Corporation
Commission File No. 1-8400
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: US Airways Group, Inc.
Commission File No. 001-8444
The attached presentation was made to the Miami-Dade Chamber of Commerce on March 22, 2013.

American Airlines Art Torno Vice President- Mexico, Caribbean and Latin America

Additional Information and Where To Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group,
Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration.  AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of
AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on
Schedule 14A.  AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction.
INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT,
PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN
THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION
ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’
website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado
Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs.  Copies of the documents filed with the SEC by
AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616,
Attention: Investor Relations or by emailing investor.relations@aa.com.
US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction.  Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012.  Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended
December 31, 2011, which was filed with the SEC on February 15, 2012.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-
Looking Statements
This document includes forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements may be identified by words such as
“may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,”
“would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words.  These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-
looking statements.  The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and
other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and
Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on
Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus.  Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements.  Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Agenda 1. One Community One Goal Update 2. American Airlines Overview 3. Miami Hub: A story of Growth 4. American Airlines’ Commitment to Diversity 5. Supplier Diversity: How can we work together?

The Beacon Council foundation

CORAL GABLES CHAMBER OF COMMERCE
Developing Business • Building Community

ONE Community Goal

Supported by: Wells Fargo

WELLS FARGO

Miami-Dade Chamber of Commerce One Community One Goal Update

The Beacon Council foundation

ONE Community Goal
Supported by: Wells Fargo

WELLS FARGO

One Community One Goal
- Given extreme changes in the global economy and competition from cities throughout the world for new investment and job creation a comprehensive strategic plan was needed.
- A community-wide effort that has rallied our top leaders from business, education, and government around one goal: creating jobs for this community’s future.
- Creation of a Target Industry Five-Year Strategic Plan which launched implementation in 2012.
One Community One Goal (OCOG)

The Beacon Council foundation

ONE Community Goal

Supported by: Wells Fargo

WELLS FARGO

1) Education and Workforce
2) Physical Infrastructure
3) Entrepreneurship and Innovation
4) Business Climate and Public Policy
5) Economic Development Marketing
Recommendations
One Community One Goal (OCOG)

The Beacon Council foundation

ONE Community Goal

Supported by: Wells Fargo

WELLS FARGO

Aviation Creative Design Hospitality &
Tourism
Information
Technology
• Aircraft Parts &
MRO
• Assembly &
Manufacturing
• Composite Shops
• Flight Simulation &
Training
• Advertising &
Marketing
• Architecture &
Engineering
• Fashion / Lifestyle
• Industrial Design
• Music, Film, TV
Production & Digital
Content
• Cruise Tourism
• Cultural Arts
• High Income
International
Tourists
• Medical Tourism
• Meetings,
Conventions, &
Conferences
• Tourism IT
• Back Office Support
& IT
• Computational
Science & Health IT
• Data Centers
• Digital Content
• Logistics IT
• Mobile Applications
• Simulation
Technology
• Tourism IT
International
Banking & Finance
Life Sciences &
Health Care
Trade & Logistics
• International Banks
• International
Insurance & Wealth
Management
• Maritime Services &
Trade Finance
• Mobile Applications
• Technical Customer
Support & Back
Office
• Venture Capital &
Private Equity
• Agricultural
Sciences
• Back Office
Operations
• Biologics
• Computational
Science & Health IT
• Medical Devices
• Medical Tourism
• Pharmaceuticals
• Distribution Centers
• Logistics IT
• Maritime Services &
Trade Finance
• Perishables
• Value-Added Services
– Assembly & Kitting

The Beacon Council foundation

ONE Community Goal
Supported by: Wells Fargo

WELLS FARGO

Results and Tracking
I. TRACKING & REPORTING COUNTYWIDE JOB CREATION 2012-2017
A. 75,000 total new jobs Countywide
B. 27,000 total in Target Industries
II. BEACON COUNCIL RECRUITMENT & EXPANSION REPORTING
A. Revised Project Tracking Systems to report completed project results by
Target Industry, including job creation, square footage and investment metrics
B. Active Project reports by Target Industry
C. Local Business Local Jobs visitations by Target Industry
One Community One Goal (OCOG)

The Beacon Council foundation

ONE Community Goal

Supported by: Wells Fargo

WELLS FARGO

• Academic Leaders Council (ALC)
• Miami-Dade County Public Schools Career Academies
• The Beacon Council New Leaders Taskforce
• Miami Accelerator Project
• Right Space Innovation Center
• PortMiami infrastructure improvements
• Miami International Airport (MIA) improvements
• Entrepreneurship and Innovation developments
•
Small, Medium and Large Business Engagement
OCOG Progress
One Community One Goal (OCOG)

American Airlines Update

Combination will create three similarly sized,
competitive global network carriers
Source: Full Year 2012 Consolidated ASMs, as reported
Southwest and others also provide competition in the marketplace
2012 Consolidated Available Seat Miles
US Airways / AA Merger
Global Network Carrier
248.8
230.4
166.2
88.4
254.6
248.8
230.4

Chicago
New York
Philadelphia
Washington DC
Los Angeles
Phoenix
Charlotte
Dallas–Ft. Worth
Miami
US Airways
American Airlines
Shared Routes

13 Diio 2013 published schedules as of January 25, 2013 US Airways / AA Merger Complementary Domestic Network Domestic Network 218 Destinations 682 Routes

•
•
MIDT premium passenger bookings
Diio 2013 published schedules as of January 25, 2013

US to World ASM Share
US Airways / AA Merger
A stronger oneworld alliance
one
world
26%
SkyTeam
30%
Star 45%
BEFORE
one
world
34%
SkyTeam
30%
Star 36%
AFTER
1,300
1,400
1,700
2,300
2,300
2,500
2,500
4,200
Frankfurt
Seoul
Paris
Singapore
Hong Kong
New York
Tokyo
London
Largest Worldwide Premium
Destinations
International Premium Passengers Per Day Each Way
A combination will create a more equal alliance share in the United
States, offering robust competition in the global marketplace world is the preferred alliance for premium customers
one

Source: Delta.com, United.com pulled on January 25, 2013
* Subject to overlap between current programs
•
•
Total Frequent Flyer Program Members
(millions)
US Airways / AA Merger
Creates the Industry’s Largest Loyalty Program
101*
90
74
71
30
90
74
Members to benefit from improved opportunities to earn and redeem miles across the combined network
US Airways members join AAdvantage
®
, the first and best developed loyalty
program in the world

American’s Strategic Building Blocks

• Concentrate our network and assets into five key markets and remain one of the world’s largest airlines
• Broaden and deepen our alliance relationships through joint ventures and alliance expansion
• Build a long-term fleet plan sufficient for both replacement and growth
• Modernize our brand and products
• Achieve a competitive cost structure to drive profitable growth from our five hubs

98% of AA’s capacity is concentrated in its five hubs
Well Developed, Strategically Focused Domestic
Network

18.9
12.8
9.5
6.4
6.0 5.9
5.6 5.6
5.3
4.6
New York Los Angeles Chicago Dallas / Ft Worth Philadelphia Houston Washington Miami Atlanta Boston
U.S. Metropolitan Population
(millions)

FINNAIR
S7 AIRLINES
DB BAHN
WEST JET
BRITISH AIRWAYS
airberlin
Alaska Airlines
Horizon Air
jetBlue AIRWAYS
IBERIA
EL AL Israel Airlines
HAWAIIAN AIRLINES
Cape Air.
ROYAL JORDANIAN
JET AIRWAYS
EVA AIR
長榮航空
CATHAY PACIFIC
JAL
JAPAN AIRLINES
GULF AIR
ETIHAD
QATAR
Jet
malaysia AIRLINES
Air Tahiti Nui
AIR PACIFIC
FIJI'S INTERNATIONAL AIRLINE
LAN
QANTAS
Spirit of Australia

Our Expanding Global Network AA’s one world and Codeshare/Frequent Flyer Partners 18

Unique and Transformational Aircraft Order Plans

Firm Orders Options
B737 Family 138
40
B737 Family MAX 100 60
B777 Family 16
B787 Family 42 58
Total Boeing 296 158
A320 Family 130
85
A320 Family NEO 130 280
Total Airbus 260 365
Grand Total
556 523

Youngest Fleet in Just 5 Years

Source: Ascend; based on currently available/published Fleet Plans
12.5
12.7
16.0
14.9
~ 9.3
United
2011
US Airways
2011
Delta
2011
American
2011
American
2017
Average Mainline YE Fleet Age
(in years)

Inspired by our proud past, our new
look symbolizes our passion for
progress by incorporating the colors
and symbols you've come to
associate with American.
The new look and feel of our planes is
a bold symbol of our origin and our
name, while the updated exterior
reflects the innovative spirit of modern
America. The transformation
continues on the inside, as we bring
you a more modern, comfortable and
connected experience throughout the
entire aircraft.
Brand Modernization

Product Investments Reflect Brand Modernization

We are refreshing and modernizing our brand and customer products and services in three primary areas:
Fleet modernization
Connectivity
Premium enhancements
We plan to make substantial investments with the overarching objective of making American the premier airline for high-value customers
• American was the first U.S. airline to order the 777-300ER and we offer a three class cabin configuration.  The inaugural flight was from
Dallas/Ft. Worth to Sao Paulo on January 31
st
.

Offer A Superior Customer Experience 23

American’s Miami Hub: A Story of Growth

American Airlines®
American Eagle®

MIAMI
SEATTLE
MINNEAPOLIS
CHICAGO
INDIANAPOLIS
DENVER
VAIL*
ST. LOUIS
TULSA*
DALLAS/ FORT WORTH
HOUSTON (IAH)
MONTREAL
TORONTO
DETROIT
CLEVELAND
PITTSBURGH
COLUMBUS
CINCINNATI
LOUISVILLE
MEMPHIS
NASHVILLE
GREENSBORO/HIGH POINT
RALEIGH/DURHAM
CHARLOTTE
SAN FRANCISCO
ATLANTA
BIRMINGHAM
LOS ANGELES
NEW ORLEANS
LAS VEGAS
PHOENIX
BOSTON
HARTFORD/ SPRINGFIELD
NEW YORK (JFK/LGA)
NEWARK
PHILADELPHIA
BALTIMORE
WASHINGTON, D.C. (DCA/IAD)
RICHMOND
NORFOLK
CHARLESTON
JACKSONVILLE
PENSACOLA
TALLAHASSEE
GAINESVILLE
ORLANDO
TAMPA
KEY WEST
MEXICO CITY
CANCÚN
BELIZE CITY
ROATAN†
SAN PEDRO SULA
TEGUCIGALPA
GUATEMALA CITY
SAN SALVADOR
MANAGUA
LIBERIA/GUANACASTE
SAN JOSÉ (SJO)
PANAMA CITY
LONDON (LHR)
PARIS (CDG)
MADRID
BARCELONA
BERMUDA
FREEPORT
MARSH HARBOUR
NORTH ELEUTHERA
NASSAU
GEORGETOWN
TURKS AND CAICOS
SAN JUAN
PUERTO PLATA
SANTO DOMINGO
PUNTA CANA
SANTIAGO (STI)
LA ROMANA
KINGSTON
MONTEGO BAY
PORT-AU-PRINCE
ST. CROIX
ST. THOMAS
ST. MAARTEN
ANTIGUA
ST. KITTS
ST. LUCIA
BARBADOS
PORT OF SPAIN
ARUBA
GRAND CAYMAN
CURAÇAO
GRENADA
MARACAIBO
CARACAS
MEDELLIN
BOGOTÁ
CALI
QUITO
GUAYAQUIL
LIMA
LA PAZ
SANTA CRUZ
RECIFE
MANAUS (MAO)
SALVADOR DA BAHIA
BRASÍLIA
BELO HORIZONTE
RIO DE JANEIRO
SÃO PAULO
BUENOS AIRES
ASUNCIÓN†
MONTEVIDEO
SANTIAGO (SCL)

Destinations 114 Daily Flights 328

26 American Airlines Miami Hub Daily Departures 350.0 300.0 250.0 200.0 150.0 100.0 50.0 0.0 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 206 214 225 230 239 242 248 250 271 312 328

American Airlines Miami Hub
Enplaned / Deplaned Passengers
27.0
24.0
21.0
18.0
15.0
12.0
9.0
6.0
2002 2003 2004 2005 2006 2007 2008 2009 2010 2011
2012
3.0
0.0
15.8
16.4
17.9
19.7
21.2
22.3
22.9
22.4
23.4
24.7
25.8

AA Miami Hub

We launched
several new routes in 2012…
– Miami to Barcelona April 2012
– Miami to Seattle June 2012
– Miami to Manaus June 2012
– Miami to Asuncion November 2012
– Miami to Roatán November 2012
– Miami to Fort-de-France April
– Miami to Pointe-a-Pitre April
– Miami to San Diego June
– Miami to Curitiba December
– Miami to Porto Alegre December
and have plans to launch these new routes in 2013…

AA Miami Hub (cont.)

New North Terminal – A World Class Facility:
-
New Customs facility can process 2,000 customers per hour
-
New baggage handling system
-
Hand held baggage screening technology
-
Global Entry
-
TSA – Trusted Traveler Program
-
Additional Gates

American Airlines’ Commitment to Diversity

American Airlines
Diversity Achievements

2013 – DiversityBusiness.com, the nation's leading multicultural business website, named David Campbell, Vice President Safety & Operations
Performance as an honoree for its "Champions of Diversity Award".
2012 – American named Best of the Best Diversity Employer by
DiversityComm, Inc. and its three diversity magazines. The evaluations integrate findings by each magazine independently to identify "Best of the
Best" in relation to outreach and accessibility to the female,
Hispanic/Latino, and African-American population.
2012 – Dionne Lawson-Vidal, Manager, MCLA Purchasing, was honored during the recent South Florida Minority Supplier Diversity Council
(SFMSDC) recognized for outstanding support of the Council where she is on the board of directors.
2012 – MBN USA Magazine Names 2012 Ambassadors for Supplier
Diversity – American Airlines – Robin Pulford.
•
•
•
•
American Airlines is proud of its commitment in the African American community

American Airlines
Diverse Strategic Partnerships
Food management giant – Sodexo formed a strategic alliance
with Magic Johnson Enterprises, resulting in SodexoMAGIC.
SodexoMAGIC provides the food and beverage service to
Admirals Club lounges in the U.S.
Heritage Link Brands is the largest importer of black-produced wines from Africa in North America.  The 2012 House of Mandela
Thembu Collection Sauvignon Blanc is now featured onboard
International First and Business Class.
Award-winning chef, cookbook author and food activist, Marcus
Samuelsson, is one of American Airlines’ talented celebrity-
consulting chefs. The Yes, Chef author features his signature
Marcus Samuelsson items available on all Food For Sale flights.

Diversified Supplier Program at American

The Diversified Supplier Program affords quality minority/women-
owned, diverse and small businesses the opportunity to participate as potential suppliers of products and services for American Airlines
Do you qualify?
To participate in the American Airlines Diversified Supplier Program,
a business must be at least 51% owned, controlled and operated by one or more of the following:
•
African Americans
•
Asian Americans
•
Hispanic Americans
•
Native Americans
•
Women
•
LGBT
•
Veterans & Service Disabled Veterans

Diversified Supplier Program at American

Company status must be validated by a third-party agency or council, or be certified from a qualified agency, such as:
•
Small Business Administration
•
Affiliates of the National Minority Supplier Development Council
•
Affiliates of the Women’s Business Enterprise National Council
•
National Gay & Lesbian Chamber of Commerce
•
Other city, state and national agencies
How to Register:
See Dionne Lawson-Vidal for information
Visit www.aa.com/supplierdiversity and complete the online Business
Profile.

35